Exhibit 99.80

Skeena Intersects 14.73 g/t AuEq over 36.85 m at Eskay Creek

Vancouver, BC (January 14, 2020) Skeena Resources Limited (TSX.V: SKE, OTCQX: SKREF) (“Skeena” or the “Company”) is pleased to announce additional gold-silver drill results from the 2019 Phase I surface drilling program at the Eskay Creek Project (“Eskay Creek”) located in the Golden Triangle of British Columbia. Four surface drill rigs were utilized for the 2019 Phase I program in the 21A, 21E and HW Zones to infill and upgrade areas of inferred resources to the indicated classification. Drill hole results reported in this release are from the 21A, 21E and HW Zones. Reference images are presented at the end of this release as well as on the Company’s website.

Phase I Eskay Creek Drilling Highlights:

•	10.14 g/t Au, 345 g/t Ag (14.73 g/t AuEq) over 36.85 m 21A (SK-19-170)

•	2.90 g/t Au, 278 g/t Ag (6.60 g/t AuEq) over 57.90 m 21A (SK-19-153)

•	4.14 g/t Au, 151 g/t Ag (6.15 g/t AuEq) over 61.50 m 21A (SK-19-151)

•	7.01 g/t Au, 114 g/t Ag (8.53 g/t AuEq) over 37.89 m 21A (SK-19-160)

•	4.09 g/t Au, 52 g/t Ag (4.78 g/t AuEq) over 59.00 m 21A (SK-19-148)

•	6.34 g/t Au, 42 g/t Ag (6.91 g/t AuEq) over 34.00 m 21A (SK-19-167)

•	8.33 g/t Au, 51 g/t Ag (9.02 g/t AuEq) over 18.45 m 21A (SK-19-164)

Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEq composites. Processing recoveries have not been applied to the AuEq calculation and are disclosed at 100%. Samples below detection limit are nulled to a value of zero.

21A Zone Continues to Demonstrate Increased Grades and Widths

2019 Phase I drilling within the 21A Zone continues to return both higher Au-Ag grades and thicknesses than expected. The newest infill hole SK-19-170 intersected 10.14 g/t Au, 345 g/t Ag (14.73 g/t AuEq) over 36.85 m (refer to attached section). This drill hole was originally designed to add confidence to the inferred resources; however, the intersection has established both higher grades and greater widths than the surrounding historical drill holes. For comparison, the nearest historical drill hole CA89-078 only intersected 7.16 g/t AuEq over 16.71 m.

It is also important to note that this high-grade mineralization occurs not only in the mudstone but also stratigraphically below the mudstone within intensely sheared, brecciated and hydrothermally altered rhyolites. This potentially indicates the uppermost expression of a previously unidentified synvolcanic feeder structure, which could lead to additional exploration targets.

“The ongoing 2019 Phase I drilling program has been and continues to be very successful in that the Company’s drill intercepts continue to predictably validate the geometries and grades defined by the historical drilling”, comments Paul Geddes, the Company’s Vice President of Exploration and Resource Development. “We are also quite encouraged by the improved mineralization widths and gold-silver grades as we infill and upgrade the inferred resources. The 2020 mandate to organically grow the current resource base at Eskay Creek will involve the allocation of approximately 30% of the current drill budget to exploratory step out drilling”.

Current Status - Eskay Creek Drilling

Four ground-based drill rigs are currently on site at the Eskay Creek Project. The Company anticipates commencement of the ground based 2020 Phase I infill and exploration drilling program in February.

About Skeena

Skeena Resources Limited is a junior Canadian mining exploration company focused on developing prospective precious and base metal properties in the Golden Triangle of northwest British Columbia, Canada. The Company’s primary activities are the exploration and development of the past-producing Snip mine and the Eskay Creek mine. In addition, the Company has completed a Preliminary Economic Assessment on the GJ copper-gold porphyry project.

On behalf of the Board of Directors of Skeena Resources Limited,

/s/ Walter Coles Jr.
Walter Coles Jr.
President & CEO

Qualified Persons

Exploration activities at the Eskay Creek Project are administered on site by the Company’s Exploration Managers, Colin Russell, P.Geo. and Adrian Newton, P.Geo. In accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects, Paul Geddes, P.Geo. Vice President Exploration and Resource Development, is the Qualified Person for the Company and has prepared, validated and approved the technical and scientific content of this news release. The Company strictly adheres to CIM Best Practices Guidelines in conducting, documenting, and reporting its exploration activities on its exploration projects.

Quality Assurance – Quality Control

Once received from the drill and processed, all drill core samples are sawn in half, labelled and bagged. The remaining drill core is subsequently securely stored on site. Numbered security tags are applied to lab shipments for chain of custody requirements. The Company inserts quality control (QC) samples at regular intervals in the sample stream, including blanks and reference materials with all sample shipments to monitor laboratory performance. The QAQC program was designed and approved by Lynda Bloom, P.Geo. of Analytical Solutions Ltd., and is overseen by the Company’s Qualified Person, Paul Geddes, P.Geo, Vice President Exploration and Resource Development.

Drill core samples are submitted to ALS Geochemistry’s analytical facility in North Vancouver, British Columbia for preparation and analysis. The ALS facility is accredited to the ISO/IEC 17025 standard for gold assays and all analytical methods include quality control materials at set frequencies with established data acceptance criteria. The entire sample is crushed and 1kg is pulverized. Analysis for gold is by 50g fire assay fusion with atomic absorption (AAS) finish with a lower limit of 0.01 ppm and upper limit of 100 ppm. Samples with gold assays greater than 100ppm are re-analyzed using a 50g fire assay fusion with gravimetric finish. Analysis for silver is by 50g fire assay fusion with gravimetric finish with a lower limit of 5ppm and upper limit of 10,000ppm. Samples with silver assays greater than 10,000ppm are re-analyzed using a gravimetric silver concentrate method. A selected number of samples are also analyzed using a 48 multi-elemental geochemical package by a 4-acid digestion, followed by Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) and Inductively Coupled Plasma Mass Spectroscopy (ICP-MS) and also for mercury using an aqua regia digest with Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES) finish. Samples with sulfur reporting greater than 10% from the multi-element analysis are re-analyzed for total sulfur by Leco furnace and infrared spectroscopy.

Cautionary note regarding forward-looking statements

Certain statements made and information contained herein may constitute “forward looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation. These statements and information are based on facts currently available to the Company and there is no assurance that actual results will meet management’s expectations. Forward-looking statements and information may be identified by such terms as “anticipates”, “believes”, “targets”, “estimates”, “plans”, “expects”, “may”, “will”, “could” or “would”. Forward-looking statements and information contained herein are based on certain factors and assumptions regarding, among other things, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and other matters. While the Company considers its assumptions to be reasonable as of the date hereof, forward-looking statements and information are not guarantees of future performance and readers should not place undue importance on such statements as actual events and results may differ materially from those described herein. The Company does not undertake to update any forward-looking statements or information except as may be required by applicable securities laws.

Neither TSX Venture Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Table 1: Eskay Creek Project 2019 Phase I length weighted drill hole gold and silver composites:

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)
SK-19-095	14.00	36.50	22.50	1.16	5	1.22
SK-19-096						ASSAYS PENDING
SK-19-097	1.91	5.30	3.39	6.67	14	6.86
SK-19-097	12.80	20.00	7.20	0.48	29	0.86
SK-19-100						ASSAYS PENDING
SK-19-101						ASSAYS PENDING
SK-19-110	26.00	43.80	17.80	1.92	30	2.32
SK-19-113	18.00	25.13	7.13	3.03	179	5.42
INCLUDING	18.00	18.67	0.67	7.74	175	10.07
SK-19-113	29.35	34.35	5.00	0.84	49	1.49
SK-19-113	38.13	50.00	11.87	2.84	26	3.19
SK-19-114	14.00	49.70	35.70	1.76	72	2.72
SK-19-114	53.00	61.95	8.95	0.93	17	1.15
SK-19-118	11.50	38.15	26.65	1.91	102	3.26
INCLUDING	18.40	19.25	0.85	4.52	807	15.28
AND	19.25	20.20	0.95	6.08	608	14.19
SK-19-118	47.03	52.00	4.97	0.72	18	0.95
SK-19-119	26.55	49.00	22.45	1.90	44	2.48
SK-19-127	42.46	47.86	5.40	1.49	164	3.68
SK-19-128						ASSAYS PENDING
SK-19-130						ASSAYS PENDING
SK-19-132	9.89	26.42	16.53	3.47	115	5.01
INCLUDING	15.57	17.00	1.43	7.71	292	11.60
AND	18.50	20.00	1.50	13.40	188	15.91
SK-19-133						ASSAYS PENDING
SK-19-134	0.00	5.50	5.50	1.75	11	1.90
SK-19-134	9.45	20.00	10.55	3.79	22	4.08
SK-19-135	20.00	30.56	10.56	4.21	308	8.32
INCLUDING	22.75	24.50	1.75	8.40	319	12.65
AND	24.50	26.00	1.50	13.30	420	18.90
SK-19-136	22.53	41.25	18.72	2.36	186	4.85
INCLUDING	22.53	24.42	1.89	1.04	1,010	14.51
SK-19-137	22.05	30.10	8.05	2.53	958	15.31
INCLUDING	22.05	24.00	1.95	2.43	600	10.43
AND	24.00	26.00	2.00	0.88	992	14.11
AND	26.00	28.00	2.00	1.06	1,550	21.73
AND	28.00	29.32	1.32	6.69	1,035	20.49
SK-19-138	1.60	14.55	12.95	2.03	65	2.90
INCLUDING	1.60	2.10	0.50	7.06	947	19.69
SK-19-138	22.08	39.00	16.92	1.06	38	1.57
SK-19-140	12.08	24.00	11.92	0.97	36	1.45
SK-19-141	13.10	22.50	9.40	1.94	96	3.22
INCLUDING	17.10	18.60	1.50	5.70	444	11.62
SK-19-142	8.80	27.32	18.52	2.74	168	4.98
INCLUDING	11.64	14.00	2.36	2.55	905	14.62
SK-19-143	38.00	42.61	4.61	3.75	49	4.40
INCLUDING	41.72	42.61	0.89	14.85	141	16.73
SK-19-144						ASSAYS PENDING
SK-19-145	25.15	40.75	15.60	1.69	49	2.35
SK-19-146	18.07	29.92	11.85	1.69	31	2.10
SK-19-147	56.50	127.50	71.00	1.55	87	2.70
INCLUDING	74.00	75.50	1.50	3.89	1,225	20.22
AND	90.50	91.25	0.75	1.51	917	13.74

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)
SK-19-147	137.00	155.00	18.00	0.80	5	0.86
SK-19-147	161.00	166.50	5.50	0.74	5	0.80
SK-19-148	62.00	121.00	59.00	4.09	52	4.78
INCLUDING	63.50	65.00	1.50	22.60	26	22.95
AND	77.00	78.43	1.43	17.80	<5	17.80
AND	98.20	99.15	0.95	10.30	328	14.67
AND	101.25	102.00	0.75	11.65	44	12.24
AND	102.00	103.00	1.00	26.20	242	29.43
SK-19-148	135.50	153.00	17.50	1.04	8	1.14
SK-19-148	164.22	168.80	4.58	0.93	7	1.02
SK-19-148	189.80	195.20	5.40	0.67	10	0.80
SK-19-149	63.52	81.50	17.98	5.57	173	7.87
INCLUDING	63.52	65.00	1.48	12.25	19	12.50
AND	65.00	66.50	1.50	9.67	126	11.35
AND	72.00	73.50	1.50	1.77	831	12.85
AND	80.00	81.50	1.50	13.25	5	13.32
SK-19-149	85.65	104.00	18.35	1.86	27	2.22
SK-19-149	113.00	121.50	8.50	0.81	8	0.92
SK-19-149	127.50	143.00	15.50	1.44	6	1.52
SK-19-149	153.00	163.30	10.30	0.74	11	0.88
SK-19-149	180.50	186.46	5.96	0.98	9	1.09
SK-19-150						ASSAYS PENDING
SK-19-151	61.50	123.00	61.50	4.14	151	6.15
INCLUDING	72.00	73.50	1.50	25.60	99	26.92
AND	88.50	90.00	1.50	9.85	32	10.28
AND	96.00	97.50	1.50	9.44	677	18.47
AND	97.50	98.00	0.50	18.90	646	27.51
AND	98.00	99.00	1.00	5.12	421	10.73
AND	99.00	99.68	0.68	46.80	2,590	81.33
AND	99.68	101.00	1.32	9.28	728	18.99
AND	101.00	102.50	1.50	5.90	400	11.23
SK-19-151	136.60	162.00	25.40	1.67	17	1.90
SK-19-151	166.50	169.50	3.00	0.83	6	0.90
INCLUDING	173.50	174.50	1.00	24.50	97	25.79
SK-19-151	191.50	195.00	3.50	1.50	6	1.59
SK-19-152	56.75	97.00	40.25	2.15	91	3.36
INCLUDING	73.00	74.00	1.00	1.53	825	12.53
AND	74.00	74.63	0.63	1.44	739	11.29
SK-19-152	138.36	147.00	8.64	1.08	5	1.15
SK-19-152	176.50	182.35	5.85	0.72	10	0.85
SK-19-153	59.60	117.50	57.90	2.90	278	6.60
INCLUDING	66.00	67.50	1.50	5.90	318	10.14
AND	69.50	70.75	1.25	5.79	622	14.08
AND	70.75	72.13	1.38	7.96	734	17.75
AND	72.13	73.50	1.37	10.55	169	12.80
AND	73.50	74.50	1.00	3.91	862	15.40
AND	74.50	75.20	0.70	5.61	423	11.25
AND	81.00	82.50	1.50	9.52	442	15.41
AND	82.50	84.00	1.50	24.80	56	25.55
AND	96.80	98.15	1.35	0.75	837	11.91
AND	99.65	101.00	1.35	2.27	3,660	51.07
SK-19-153	127.00	131.50	4.50	1.04	6	1.12
SK-19-153	137.50	143.50	6.00	0.93	5	0.99
SK-19-153	191.18	197.50	6.32	0.69	6	0.77
SK-19-154	51.41	90.50	39.09	2.34	54	3.06

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)
INCLUDING	52.25	53.70	1.45	17.85	<5	17.85
SK-19-154	134.50	142.00	7.50	0.82	5	0.88
SK-19-154	148.60	158.00	9.40	0.70	15	0.89
SK-19-154	163.55	171.70	8.15	1.29	11	1.44
SK-19-155						ASSAYS PENDING
SK-19-156	60.55	65.50	4.95	0.53	6	0.61
INCLUDING	57.75	58.57	0.82	18.40	474	24.72
SK-19-158						ASSAYS PENDING
SK-19-159	60.00	74.00	14.00	3.98	7	4.08
INCLUDING	64.50	65.30	0.80	20.30	19	20.55
SK-19-160	39.11	77.00	37.89	7.01	114	8.53
INCLUDING	44.00	45.00	1.00	14.05	<5	14.05
AND	45.00	46.00	1.00	28.40	14	28.59
AND	46.00	47.00	1.00	53.50	855	64.90
AND	47.00	47.50	0.50	42.60	200	45.27
AND	47.50	48.00	0.50	39.80	<5	39.80
AND	48.00	48.50	0.50	32.80	74	33.79
AND	48.50	49.00	0.50	41.70	193	44.27
AND	49.00	49.50	0.50	36.20	445	42.13
AND	49.50	50.00	0.50	31.50	521	38.45
AND	50.00	50.70	0.70	17.20	349	21.85
SK-19-161	46.00	65.10	19.10	7.95	25	8.28
INCLUDING	49.50	50.50	1.00	55.30	14	55.49
AND	50.50	51.50	1.00	11.35	5	11.42
AND	52.40	53.50	1.10	13.95	95	15.22
AND	53.50	54.50	1.00	26.40	209	29.19
SK-19-161	70.00	91.00	21.00	0.96	435	6.75
INCLUDING	74.00	75.00	1.00	1.12	897	13.08
AND	76.00	77.00	1.00	0.61	2,730	37.01
AND	77.00	78.00	1.00	0.36	2,020	27.29
AND	81.10	81.60	0.50	1.67	2,980	41.40
AND	82.50	83.56	1.06	3.69	960	16.49
SK-19-162						ASSAYS PENDING
SK-19-163	96.50	103.50	7.00	2.36	11	2.51
SK-19-164	81.47	89.50	8.03	1.68	11	1.83
SK-19-164	103.55	122.00	18.45	8.33	51	9.02
INCLUDING	105.50	106.63	1.13	10.35	<5	10.35
AND	106.63	107.25	0.62	26.40	<5	26.40
AND	107.25	107.75	0.50	26.90	<5	26.90
AND	107.75	109.00	1.25	18.65	<5	18.65
AND	109.00	110.00	1.00	14.75	<5	14.75
AND	114.00	115.00	1.00	12.30	20	12.57
AND	118.00	119.30	1.30	7.32	350	11.99
SK-19-165						ASSAYS PENDING
SK-19-166	103.00	117.50	14.50	2.43	51	3.11
INCLUDING	107.00	108.00	1.00	15.45	55	16.18
SK-19-167	82.00	116.00	34.00	6.34	42	6.91
INCLUDING	89.50	91.00	1.50	11.00	50	11.67
AND	91.00	92.00	1.00	26.30	77	27.33
AND	92.00	93.00	1.00	12.60	376	17.61
AND	94.50	96.00	1.50	11.65	53	12.36
AND	96.00	97.00	1.00	12.05	15	12.25
AND	97.00	98.00	1.00	14.50	30	14.90
AND	100.07	101.50	1.43	11.45	17	11.68
SK-19-168						ASSAYS PENDING

HOLE-ID	FROM (m)	TO (m)	CORE LENGTH (m)	AU (g/t)	AG (g/t)	AUEQ (g/t)
SK-19-169	106.65	114.50	7.85	1.33	78	2.37
INCLUDING	108.70	109.20	0.50	1.93	1,000	15.26
SK-19-170	92.00	128.85	36.85	10.14	345	14.73
INCLUDING	92.64	93.15	0.51	18.30	28	18.67
AND	93.15	93.65	0.50	18.00	15	18.20
AND	93.65	94.65	1.00	20.40	165	22.60
AND	95.15	95.65	0.50	22.70	3,560	70.17
AND	95.65	96.38	0.73	28.70	10	28.83
AND	100.40	102.00	1.60	6.83	246	10.11
AND	106.00	107.00	1.00	25.40	190	27.93
AND	107.00	108.00	1.00	19.05	215	21.92
AND	108.00	109.50	1.50	34.60	894	46.52
AND	109.50	111.00	1.50	22.00	1,030	35.73
AND	111.00	112.50	1.50	14.40	607	22.49
AND	112.50	114.00	1.50	4.64	525	11.64
AND	114.00	115.50	1.50	5.13	979	18.18
AND	115.50	117.00	1.50	6.55	673	15.52
AND	117.00	118.50	1.50	12.20	296	16.15
AND	118.50	119.54	1.04	14.50	898	26.47
AND	119.54	121.00	1.46	15.30	364	20.15

Gold Equivalent (AuEQ) calculated via the formula: Au (g/t) + [Ag (g/t) / 75]. Reported core lengths represent 80-100% of true widths and are supported by well-defined mineralization geometries derived from historical drilling. Length weighted AuEQ composites were constrained by geological considerations. Grade capping of individual assays has not been applied to the Au and Ag assays informing the length weighted AuEQ composites. Processing recoveries have not been applied to the AuEQ calculation and are disclosed at 100%. Samples below detection limit were nulled to a value of zero.

Table 2: Mine grid Phase I drill hole locations and orientations:

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH (M)	AZIMUTH	DIP
SK-19-091	9910.0	9924.7	993.7	40.0	270.0	-80.0
SK-19-094	9885.7	9941.2	1008.0	45.0	269.3	-80.1
SK-19-095	9907.0	9942.0	989.0	46.0	270.4	-50.2
SK-19-097	9905.2	9960.0	992.6	50.0	269.8	-69.7
SK-19-110	10070.0	10374.0	973.0	53.0	87.7	-88.0
SK-19-113	10101.0	10406.0	984.0	61.0	93.1	-75.0
SK-19-114	10101.0	10406.0	984.0	70.0	120.0	-66.2
SK-19-118	10086.0	10462.0	966.0	61.0	107.3	-65.8
SK-19-119	10086.0	10462.0	966.0	52.0	158.3	-81.1
SK-19-127	10092.0	10492.0	957.0	50.0	329.4	-74.0
SK-19-131	10086.0	10527.0	941.0	40.0	88.1	-51.2
SK-19-132	9896.0	9998.0	994.0	30.0	90.0	-86.7
SK-19-134	9925.0	10852.2	874.6	20.0	330.6	-50.7
SK-19-135	9954.4	10841.0	887.3	42.5	251.0	-54.4
SK-19-136	9954.7	10837.4	886.5	47.0	284.7	-49.8
SK-19-137	9954.7	10840.5	883.3	44.0	295.4	-73.8
SK-19-138	9931.0	10870.3	875.2	39.0	83.5	-79.3
SK-19-139	9931.0	10869.0	873.9	32.0	274.1	-50.0
SK-19-140	9936.0	10781.1	896.9	47.0	338.7	-68.8
SK-19-141	9936.0	10777.8	897.6	47.0	172.7	-75.2
SK-19-142	9952.0	10788.9	893.6	35.0	297.5	-70.5
SK-19-143	9933.1	10746.2	911.1	44.0	117.2	-77.7
SK-19-145	9955.0	10761.6	903.7	50.0	296.6	-74.6
SK-19-146	9955.0	10761.3	902.0	47.0	286.7	-54.2
SK-19-147	9787.0	9874.0	1060.0	170.0	63.2	-67.8
SK-19-148	9787.0	9874.0	1060.0	212.0	82.4	-69.7

HOLE-ID	EASTING	NORTHING	ELEVATION	LENGTH (M)	AZIMUTH	DIP
SK-19-149	9787.0	9874.0	1060.0	192.2	95.0	-68.0
SK-19-151	9813.0	9981.0	1041.7	197.0	76.2	-69.8
SK-19-152	9813.0	9981.0	1041.7	209.0	94.2	-65.2
SK-19-153	9813.0	9981.0	1041.7	201.0	97.2	-75.4
SK-19-154	9813.0	9981.0	1041.7	200.0	6.8	-68.2
SK-19-156	9765.3	9994.8	1040.3	86.0	204.1	-78.4
SK-19-157	9765.3	9994.8	1040.3	81.0	232.4	-65.1
SK-19-159	9877.9	10073.5	1025.8	80.0	146.3	-85.3
SK-19-160	9877.9	10073.7	1025.3	77.0	118.6	-57.9
SK-19-161	9877.9	10075.7	1026.1	95.0	92.3	-61.8
SK-19-163	9796.4	10027.7	1043.1	125.0	265.7	-89.8
SK-19-164	9871.3	10116.9	1031.0	122.0	155.1	-64.2
SK-19-166	9871.3	10116.9	1031.0	132.0	94.3	-58.5
SK-19-167	9807.3	10021.0	1039.8	116.0	84.6	-70.6
SK-19-169	9905.7	10160.8	1030.1	117.0	95.2	-49.6
SK-19-170	9881.3	10166.5	1030.7	137.0	105.0	-55.3

ESKAY CREEK PROJECT
21A ZONE
SECTION 10150N
30 METRE SECTION ENVELOPE
LOOKING GRID NORTH
0.7 G/T AUEQ GRADE SHELL
SKEENA DRILL INTERCEPT (G/T AUEQ / METRES)
HISTORIC DRILL INTERCEPT (G/T AUEQ / METRES)
SURFACE
1050 mASL
1000 mASL
950 mASL
900 mASL
850 mASL
BASALTS
CONTACT MUDSTONES
RHYOLITE
PEA PIT LIMITS
SK-18-021:
10.31 g/t Au 73 g/t Ag
(11.29 g/t AuEq) over 20.18 metres
SK-18-024:
8.82 g/t Au, 97 g/t Ag
(10.11 g/t AuEq) over 11.50 metres
SK-19-170:
10.14 g/t Au, 345 g/t Ag
(14.73 g/t AuEq) over 36.85 metres
6.34/22.05
7.63/26.90
18.24/16.86
14.13/10.49
11.77/1.89
6.36/20.55
12.74/24.60
11.18/10.52
4.48/30.16
6.57/4.80
4.88/16.55
4.88/8.89
2.98/24.58
3.73/13.24
3.13/10.28
12.42/20.14
1.92/39.46
1.82/10.66
SK-19-059
SK-19-061
SK-19-170
SK-18-023
SK-18-024
100 METRES
850 mE
900 mE
950 mE
1000 mE
1050 mE